UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CN Energy Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, no par value per share

(Title of Class of Securities)


G218K105
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404)233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [      ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. G218K105
Cover Page

1

NAMES OF REPORTING PERSONS

Wayne W. Boos

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [   ]
(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:

7

SOLE VOTING POWER

2,340,000

8

SHARED VOTING POWER

9

SOLE DISPOSITIVE POWER

2,340,000


10

SHARED DISPOSITIVE POWER

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,340,000

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)
[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.14409%1

14

TYPE OF REPORTING PERSON (See Instructions)

IN


SCHEDULE 13D

This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2023, relating to the Class A Ordinary Shares, no par value per share
(the Class A Ordinary Shares), of CN Energy Group, Inc., a British Virgin Islands corporation (the Company).
The principal executive offices of the Company are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, PRC.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

(a) As of December 31, 2023, Wayne W. Boos beneficially owns a total of 2,340,000 shares of the Companys Class A Ordinary
Shares which represent approximately 4.14409% of the outstanding Class A Ordinary Shares, based on 56,465,870 Class A Ordinary Shares outstanding as of March 31, 2023, as indicated by the Company.
The percentage of Mr. Boos ownership of Class A Ordinary Shares in the Company has varied since the filing of this Schedule 13D as Mr. Boos has (i) purchased additional shares of the Companys
Class A Ordinary Shares and (ii) sold shares of the Companys
Class A Ordinary Shares.2

(b) Nature of Ownership. Wayne W. Boos has the sole power to vote and direct the disposition of all of the 2,340,000 shares reported as beneficially owned by him.

(c) Recent Transactions. In the 60 days prior to December 31, 2023, Wayne W. Boos (i) sold 246,304 shares of the Companys Class A
Ordinary Shares for an average price per share of $0.07270 and
(ii) acquired 276,304 shares of the Companys Class A Ordinary Shares for an average price per share of $0.0931 through his broker, Merrill Lynch.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

(e) Wayne W. Boos ceased to be the beneficial owner of more than five percent of the Companys Class A Ordinary Shares on or about
March 31, 2023, as the Company issued additional shares of the Companys Class A Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2024
/s/ Wayne W. Boos
Wayne W. Boos

1 Based on the 56,465,870 shares of Class A Ordinary Shares outstanding as of March 31, 2023.

2 Note that all holdings referenced in this Addendum are prior to the Companys 1-30 reverse stock split on January 19, 2024.